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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                  SCHEDULE TO/A

   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                          SIGNAL TECHNOLOGY CORPORATION
                       (Name of Subject Company (Issuer))

                            STC MERGER CO. (OFFEROR),
                     an indirect wholly owned subsidiary of
                      CRANE CO. (PARENT COMPANY OF OFFEROR)
                            (Name of Filing Persons )

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   826675 10 0
                      (CUSIP Number of Class of Securities)

                                    CRANE CO.
                            100 FIRST STAMFORD PLACE
                           STAMFORD, CONNECTICUT 06902
                              ATTN: GENERAL COUNSEL
                                 (203) 363-7300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                            Stephen R. Connoni, Esq.
                           Kirkpatrick & Lockhart LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Facsimile: (212) 536-3901



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                           CALCULATION OF FILING FEE:


 -----------------------------------------------------------------------------
   Transaction Valuation(1)                     Amount of Filing Fee(1)(2)(3)
 -----------------------------------------------------------------------------
         $175,305,278                                     $14,182.20
 -----------------------------------------------------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of 10,457,887, which is the number of shares of the issuer's common stock outstanding as of April 24, 2003, and $13.25, which is the per share tender offer price, and (ii) the product of 2,772,700, which is the number of shares subject to options outstanding as of April 24, 2003, and $13.25, which is the per share tender offer price.

(2)  Calculated by multiplying the Transaction Valuation by 0.00008090.

(3)  The amount of $14,400 was paid on April 24, 2003.


         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate box(es) below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.
         [ ]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 3 amends and supplements the Tender Offer Statement under cover of Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on April 25, 2003 (the "Initial Schedule TO") by STC Merger Co., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Crane Co., a Delaware corporation ("Crane"). The Initial Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated common stock purchase rights, of Signal Technology Corporation, a Delaware corporation ("Signal"), at a purchase price of $13.25 per share, net to each seller in cash, without interest thereon, in accordance with the Agreement and Plan of Merger, dated April 16, 2003, among Crane, Purchaser and Signal and upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated April 25, 2003 and the related Letter of Transmittal (collectively, the "Offer to Purchase"). The Initial Schedule TO was amended and supplement by Amendment No. 1 and Amendment No. 2 thereto, which were filed jointly with the SEC by Crane and Purchaser on May 12, 2003 and May 19, 2003, respectively.

         The information in the Offer to Purchase, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except as such information is amended and supplemented to the extent specifically provided herein.

         Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

         The item numbers and responses thereto included below are in accordance with the requirements of Schedule TO.

         ITEM 11.  ADDITIONAL INFORMATION.

         On May 19, 2003, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. The expiration of this waiting period satisfies one of the conditions of the Offer. The full text of the press release issued by Crane on May 20, 2003 with respect to this matter is filed as Exhibit (a)(ix).

         ITEM 12. EXHIBITS

         (a)(ix)  Press release issued by Crane on May 20, 2003.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

                                            STC MERGER CO.

                                            By:  /s/ Augustus I. duPont
                                                -----------------------------
                                            Name:  Augustus I. duPont
                                            Title: Vice President

                                            CRANE CO.

                                            By:  /s/ Augustus I. duPont
                                                -----------------------------
                                            Name:  Augustus I. duPont
                                            Title: Vice President





Dated:  May 20, 2003






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


                                  EXHIBIT INDEX

(a)(i)        Offer to Purchase, dated April 25, 2003.*
(a)(ii)       Letter of Transmittal.*
(a)(iii)      Form of Notice of Guaranteed Delivery.*
(a)(iv)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(v)        Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
              Nominees.*
(a)(vi)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(vii)      Text of Press Releases issued by Crane and Signal on April 25, 2003.*
(a)(viii)     Summary Newspaper Advertisement, as published on April 25, 2003 in the Wall Street Journal National
              Edition.*
(a)(ix)       Text of Press Release issued by Crane on May 20, 2003.
(b)           Multi-currency Credit Agreement, dated as of November 18, 1998, by and among Crane, the Bank of
              New York, as Syndication Agent, Fleet National Bank, as Documentation Agent, Chase Manhattan Bank and
              First Union National Bank, as Co-Agents, First National Bank of Chicago, as Administrative Agent, and
              certain other lenders.*
(d)(i)        Agreement and Plan of Merger, dated April 16, 2003, by and among Crane, Purchaser and Signal.*
(d)(ii)       Form of Stockholder Tender and Voting Agreement, each dated April 16, 2003, by and among Crane, Purchaser and certain stockholders of Signal.*

(d)(iii)      Form of Indemnification Agreement, each dated April 15, 2003, between Signal officers and directors of
              Signal, and form of Guarantee of Crane Co.*


 *Previously filed.




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